Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-126054, 333-46936, and 333-79643 on Form S-8 of our report dated March 17, 2008, relating to the consolidated financial statements of Nautilus, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109) and our report dated March 17, 2008 relating to internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) appearing in the Annual Report on Form 10-K of Nautilus, Inc. for the year ended December 31, 2007.

DELOITTE & TOUCHE LLP

Portland, Oregon
March 17, 2008